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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

     ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):
/x/	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].
For the fiscal year ended December 31, 2000
OR
/ /	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the transition period from to

Commission file number 001-12223

A.
Full title to the plan and the address of the plan, if different from that of the issuer named below:

  Univision Savings Tax Advantage Retirement Plan

B.
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

  Univision Communications Inc.
  1999 Avenue of the Stars, Suite 3050
  Los Angeles, California 90067

REQUIRED INFORMATION

    Univision Communications Inc. hereby files the financial statements required by Form 11-K with respect to the Univision Savings Tax Advantage Retirement Plan (the "Plan"). The financial statements for the Plan and the report of independent public accountants are attached hereto as Exhibits and are incorporated in this Annual Report on Form 11-K.

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Arthur Andersen LLP
99	Financial Statements and supplemental schedule for the Univision Savings Tax Advantage Retirement Plan as of December 31, 2000 and 1999 (with Report of Independent Public Accountants thereon).

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FORM 11-K
REQUIRED INFORMATION
EXHIBIT INDEX